ALPS Variable Investment Trust

1290 Broadway, Suite 1100

Denver, Colorado 80203

April 29, 2016

VIA ELECTRONIC MAIL

Ms. Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

brutlags@sec.gov

Re:

ALPS Variable Investment Trust (the “Registrant”)

File Nos.  333-139186, 811-21987

Dear Ms. Brutlag:

On behalf of the Registrant, set forth in the numbered paragraphs below are the oral follow-up comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on April 22, 2016 to the Post-Effective Amendment No. 30 (“PEA 30”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 31 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s registration statement, filed on January 15, 2016, in connection with the registration of the ALPS | QMA Market Participation Portfolio (the “QMA Portfolio”).  Each comment is accompanied by the Registrant’s response.

STAFF COMMENTS: PROSPECTUS

1.

Staff Comment:  Please disclose the range of maturities of the bonds in which the QMA Portfolio may invest as part of its Principal Investment Strategies as stated on pages 2 and 5 of the Prospectus, respectively.

Registrant’s Response:  The Registrant has confirmed that there are no restrictions on the range of maturities of the bonds in which the QMA Portfolio may invest, and has revised the discussion of the QMA Portfolio’s Principal Investment Strategies to include an additional sentence to this effect.

2.

Ms. Samantha Brutlag

April 29, 2016

Staff Comment:  Referring to the section titled “THE PORTFOLIO” on page 5 of the Prospectus, the Staff believes the disclosure as presented can be considered as part of the Summary Section of Form N-1A and thus should be removed or relocated.  Please delete this paragraph, supplementally provide an explanation supporting the rationale for retaining this disclosure in the Prospectus or move this disclosure to another section of Prospectus.

Registrant’s Response:  The Registrant believes the second paragraph under “THE PORTFOLIO” section is not inconsistent with the requirements of Form N-1A, and provides general information regarding the Registrant (and in particular, other series of the Registrant) that is occasionally found in Item 10 and Item 11 disclosure relating to rights of shareholders.  However, the Registrant will move the section titled “THE PORTFOLIO” to begin on the next page so it is not construed to be part of the Summary Section of the Prospectus.

* * *

The Registrant hereby acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions or further comments, please contact me at 720.917.0711.

Very truly yours,

/s/ Alex J. Marks

Alex J. Marks

Secretary

ALPS Variable Investment Trust

cc:

Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP

JoEllen L. Legg, Esq., Assistant General Counsel, ALPS Fund Services, Inc.

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